Exhibit 99.43

Bitzero Holdings Inc. (Formerly WBM Capital Corp.) Announces Closing of Reverse Takeover Transaction and Conditional Approval to List on the Canadian Securities Exchange

The Resulting Issuer Voting Shares are expected to commence trading on the CSE under symbol “BITZ” on or about November 24, 2025, subject to final approval by the CSE.

Vancouver, British Columbia--(Newsfile Corp. - November 19, 2025) - Bitzero Holdings Inc. (formerly, WBM Capital Corp.) (“Bitzero Holdings” or the “Company”) is pleased to announce that it has closed its previously announced reverse takeover transaction (the “Transaction”) with Bitzero Blockchain Inc. (“Bitzero”).

Prior to closing the Transaction, the issued and outstanding common shares of the Company were reclassified (the “Resulting Issuer Voting Shares”), and a new class of non-voting common shares was created (the “Resulting Issuer Non-Voting Shares”).

As part of the Transaction:

●	The Company changed its name from “WBM Capital Corp.” to “Bitzero Holdings Inc.” following an amalgamation with its wholly-owned subsidiary, Bitzero Holdings Inc. (the “Naming Subco”);

●	The Company completed the acquisition of all issued and outstanding securities of Bitzero in exchange for securities of the Company, by way of a three-cornered amalgamation;

●	The board of directors and management of the Company were reconstituted to consist of nominees of Bitzero;

●	The Company adopted a new omnibus incentive plan and shareholder rights plan;

●	The Company completed the settlement of certain indebtedness as described in the Company’s listing statement dated November 19, 2025 and described below in this news release as the Debt Settlement (as defined herein).

Conditional approval has been granted by the Canadian Securities Exchange (“CSE”) to list the Resulting Issuer Voting Shares of the Company under the ticker symbol “BITZ”, subject to the satisfaction of the CSE’s final listing requirements. The Company will issue a further press release announcing the anticipated trading date. The Company has filed its CSE Form 2A - Listing Statement dated November 19, 2025 (the “Listing Statement”) on its SEDAR+ profile at www.sedarplus.ca.

Transaction Details

The Transaction was completed by way of a three-cornered amalgamation, pursuant to which 1555476 B.C. Ltd. (“BC Subco”) a wholly-owned subsidiary of the Company amalgamated with Bitzero to form a newly amalgamated entity (“BC Amalco”), which became a wholly-owned subsidiary of the Company.

Holders of Bitzero’s voting common shares became holders of Resulting Issuer Voting Shares on the basis of 10 Bitzero voting common shares for one Resulting Issuer Voting Share and 10 Bitzero non-voting common shares for one Resulting Issuer Non-Voting Share.

Prior to closing the Transaction, the Company and Naming Subco amalgamated pursuant to the laws of the Province of British Columbia, and the Company adopted the name of the Naming Subco. Following closing, the Company carries on the business of Bitzero under the name “Bitzero Holdings Inc.”.

The Company expects the Resulting Issuer Voting Shares to commence trading on the CSE under the symbol “BITZ”, on or about November 24, 2025, subject to final approval of the CSE.

Management and Board of Directors

Upon closing, the board of directors of the Company consists of: Mohammed Bakhashwain, Giovanni Gaudenzi, Claudia Di Iorio, and Gilles Seguin.

The executive management team includes Mohammed Bakhashwain (CEO), Igor Kostioutchenko (CFO), Giovanni Gaudenzi (Head of Finance), and Gilles Seguin (Corporate Secretary & Chairman).

Resulting Issuer Auditor and Transfer Agent

In connection with the closing of the Transaction, SRCO Professional Corporation, the current auditor of Bitzero, will become the Company’s auditor. Odyssey Trust Company will continue as the Company’s transfer agent.

Escrowed Securities

Certain securities are subject to escrow and contractual lock-up restrictions in accordance with applicable securities laws and the policies of the CSE. The directors, officers, and promoters of the Company, as a group, directly or indirectly beneficially own 6,332,717 Resulting Issuer Voting Shares, representing approximately 12.73% of the issued and outstanding Resulting Issuer Voting Shares on an undiluted basis. For further information regarding the capitalization of the Company, please refer to the Listing Statement.

Early Warning Disclosure

Triforce Ventures S.A. (“Triforce”) has filed an Early Warning Report (“EWR”) under National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, disclosing its holdings in the Company.

Immediately prior to the completion of the Debt Settlement (as defined herein), Triforce held 249,999 Resulting Issuer Voting Shares, representing 99.99% of the Resulting Issuer Voting Shares. Immediately prior to the closing of the Transaction, the Company completed a settlement of C$205,647.70 in debt via issuing shares of its wholly-owned subsidiary (the “Debt Settlement”), which were subsequently exchanged for an aggregate of 4,112,954 Resulting Issuer Voting Shares pursuant to a three-cornered amalgamation. Triforce received these Resulting Issuer Voting Shares, which constitutes a ‘related party transaction’ under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on exemptions from the formal valuation and minority approval requirements of MI 61-101 available under, respectively, sections 5.5(b) and 5.7(1)(g). A material change report will be filed but was not filed 21 days prior to closing as the Company determined it was necessary to complete this transaction on an expedited basis for sound business reasons.

Following the completion of the Debt Settlement, Triforce holds 4,362,953 Resulting Issuer Voting Shares, representing approximately 99.99% of the issued and outstanding Resulting Issuer Voting Shares, prior to giving effect to the Transaction.

Following the Debt Settlement and closing of the Transaction, Triforce holds 4,362,953 Resulting Issuer Voting Shares, representing approximately 8.769% of the issued and outstanding Resulting Issuer Voting Shares on an undiluted basis, and approximately 7.23% on a fully diluted basis. As a result of the Transaction, Triforce is no longer a reporting insider of the Company.

The securities were acquired in connection with the completion of the Debt Settlement.

Triforce acquired the Resulting Issuer Voting Shares for investment purposes and may, depending on market conditions and other factors, increase or decrease its beneficial ownership or control over securities of the Company in the future, and is considering the disposition of Resulting Issuer Voting Shares which may be completed by way of private agreements or the facilities of the CSE following the listing of the Resulting Issuer Voting Shares on the CSE.

A copy of the EWR filed by Triforce is available under the Company’s profile on SEDAR+ at www.sedarplus.ca or may be obtained by contacting Triforce at rdh@canaliscapital.com.

Regulatory Statements:

Investors are cautioned that, except as disclosed in the Listing Statement prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The CSE has in no way passed upon the merits of the Transaction and has neither approved nor disapproved the contents of this news release. Neither the CSE nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

The securities of the Company have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Holdings Inc. now has four data centre locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Investor Contact:

Mohammed Bakhashwain, CEO

Email: investors@bitzero.com

Tel: +44 77 7303 0394

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes, but is not limited to, statements regarding the expected timing and completion of listing on the CSE, the commencement of trading under the symbol “BITZ,” the Company’s business plans and objectives, the deployment of available funds, the development and operation of data centers and Bitcoin mining facilities in Norway and Finland, the anticipated use of proceeds, the composition of the board and management, and other statements regarding future events or performance.

Forward-looking information is based on management’s reasonable assumptions, including assumptions regarding the receipt of final CSE approval on anticipated timelines, the availability and cost of hydroelectric power and mining equipment, the Company’s ability to execute its business strategy, the price and network difficulty of Bitcoin, the ability to attract and retain key personnel, and the absence of material adverse changes in applicable laws or regulations.

Forward-looking information is subject to a variety of risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such information. These risks include, but are not limited to: the risk that final CSE approval is not obtained on the anticipated timeline or at all; risks inherent in IT infrastructure and cryptocurrency mining businesses; fluctuations in power costs, Bitcoin prices, and network difficulty; reliance on key personnel; risks related to insurance, litigation, and regulatory compliance; risks associated with the Company’s limited operating history and growth management; and other risks described under “Risk Factors” in the Company’s Listing Statement available on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking information. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/275256